P.E. 2/14/02

02012879

333-06046

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 4, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Telefónica

CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
María José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber /Mariana Crespo
Thomson Financial/Carson
212-701-1830 / 212-701-1826

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2001

- **Full Year 2001: Positive Result of Ch$ 4,112 million (US$ 6.3 million)**
- **Telefónica CTC Chile registered Net Income of Ch$ 13,504 million (US$ 20.6 million) in 4Q01**
- **EBITDA for the year 2001 amounted to Ch$ 385,418 million (US$ 588.6 million), a 24.7% increase compared year 2000**
- **EBITDA margin reached 43.1% for full year 2001, and 42.5% in 4Q01**

(Santiago, Chile – February 1st, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today its quarterly unaudited financial results, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2001) for the fourth quarter ended December 31, 2001. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December 31, 2001, which was Ch$ 654.79 = US$1.00.

The following information is presented in accordance with Chilean GAAP. This information will be publicly available through the Chilean *Superintendencia de Valores y Seguros* ("SVS"). Results in US GAAP will be submitted at a later time by the Company in Form 6-K to the Securities and Exchange Commission of the United States of America. This press release and the Company's reports in Form 6-K will be publicly available at the Securities and Exchange Commission, as well as at the Company's website, www.telefonicadechile.cl.

Highlights for the fourth quarter of 2001 (4Q01) as compared to the fourth quarter of 2000 (4Q00):

- The Company achieved a **net income** of Ch$ 13,504 million (US$ 20.6 milllon) in the 4Q01, sufficient to recover the accumulated losses of the first half of the year. This result compares positively to the net loss of Ch$ 73,618 million (US$ 112.4 million) recorded in 4Q00. For the full year 2001, the Company registered a net income of Ch$ 4,112 million (US$ 6.3 million), which compares favorably with the loss of Ch$ 117,559 million (US$ 179.5 million) achieved during 2000.
- Telefónica CTC Chile' s **revenues** increased by 5.8% in 4Q01 as compared to 4Q00, mainly as result of: (i) a 8.2% increase in DLD and ILD revenues, (ii) a 7.9% increase in revenues from mobile services; (iii) a 43.9% increase in revenues from corporate customers communications services, and (iv) a 28.2% increase in revenues from information system services (Sonda). The above was partially offset by a 4.7% decrease in revenues from fixed telephony. For the year end 2001, revenues reached Ch$ 893,238 million (US$ 1,364 million), a 2.3% increase regarding year 2000.
- **Operating costs and expenses** decreased by 21.7% in 4Q01 as compared to 4Q00, mainly due to a 11.2% decrease in salaries as a consequence of personnel reductions and a 47.1% decrease in other operating costs, mainly as a result of extraordinary charges recognized in year 2000 (change of uncollectables provision). For full year 2001, operating costs and expenses decreased by 6.2% to Ch$ 755,882 million (US$ 1,154.4 million) as compared to year 2000.
- As a result of the above, **EBITDA**[1] in the 4Q01 increased by 219.9% to Ch$ 100,462 million (US$ 153.4 million), as compared to Ch$ 31,406 million (US$ 48.0 million) recorded in the 4Q00. For year end 2001, EBITDA amounted to Ch$ 385,418 million (US$ 588.6 million), which represents a 24.7% increase as compared with 2000.
- **EBITDA margin**[2] in the 4Q01 was 42.5%, as compared to 14.0% recorded in the 4Q00. For year end 2001, EBITDA margin was 43.1%, as compared with 35.4% in year 2000.
- The Company recorded an **operating income** in the amount of Ch$ 38,773 million (US$ 59.2 million) in 4Q01, as compared to a negative operating income of Ch$ 29,104 million (US$ 44.4 million) recorded in 4Q00. For year end 2001, the operating income amounted to Ch$ 137,356 million (US$ 209.7 million), an improvement of 105.3% as compared with year 2000.
- 4Q01 **earnings per ADR** amounted to US$ 0.09, as compared to a net loss per ADR of US$ 0.47 in the 4Q00. With regards to the year 2001, earnings per ADR amounted to US$ 0.03, as compared to a US$ 0.75 loss per ADR in the year 2000.
- **Capital expenditures** for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$ 139 million in the 4Q01, totalling US$ 291 million in the year 2001.

Detailed comparison between 4Q01 and 4Q00:

[1] EBITDA = operating income + depreciation

[2] EBITDA margin = (operating income + depreciation) / total operating revenues.

Fixed Telephony: Revenues from fixed telephony services include Primary Service[3], Installations and Connections[3], Value-added Services, Equipment Marketing, Directory Advertising and Dedicated Lines. Fixed telephony revenues, which represented 42% of total operating revenues in the 4Q01, decreased by 4.7% to Ch$ 99,408 million (US$ 151.8 million) as compared to 4Q00.

Lines per employee (excluding employees of Telefónica CTC Chile's subsidiaries) increased by 45.2% from 582 at December 31, 2000 to 845 at December 31, 2001. This was mainly as a result of a 30.5% personnel reduction in Telefónica CTC Chile (excluding subsidiaries' employees) at December 31, 2001 in comparison with December 31, 2000, according to the workforce rationalization program implemented in June 2001, as well as the transfer of 254 employees to the subsidiary "T-Gestiona" in August 2001.

Primary service revenues, which include the fixed monthly charge, variable charge, access charges and other services provided to long distance carriers, decreased by 5.7% to Ch$ 83,737 million (US$ 127.9 million) as compared to 4Q00. This decrease is mainly attributable to the 1.0% additional tariff decrease applied in May 2001 pursuant to the Tariff Decree and to the 4.6% decrease in traffic per line in 4Q01 as compared to 4Q00; similar decrease as in the previous quarter 3Q01 when the traffic per line also decreased by 4.5%.

Line installation and connection revenues decreased by 41.1% to Ch$ 1,976 million (US$ 3.0 million) as compared to the 4Q00, mainly as a result of lower revenues from Other Installations, which include number transfer and information services, among others.

Revenues from **equipment marketing** decreased by 2.2% to Ch$ 8,045 million (US$ 12.3 million) as compared to the 4Q00, mainly attributable to a decrease in revenues from rental of telephone equipment. The revenues from equipment marketing include the sale and leasing of telecommunications equipment to residential customers.

Revenues from **Directory advertising** decreased by 27% to Ch$ 1,057 million (US$ 1.6 million) as compared to Ch$ 1,448 million (US$ 2.2 million) in the 4Q00, due to lower revenues obtained in accordance with the new agreement with Publiguías, implemented in 3Q01.

LONG DISTANCE: Long distance revenues include revenues from domestic and international long distance multicarrier traffic generated on fixed lines as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.9% of total operating revenues in the 4Q01, increased by 8.2% as compared to the 4Q00, to Ch$ 21,043 million (US$ 32.1 million), mainly due to higher revenues from international and domestic long distance services ("ILD" and "DLD") as a result of increased ILD and DLD traffic. These traffic increases are mainly the result of the new DLD and ILD plans. In November 2001 an innovative product named "*Papá Contento*" was launched, which allows the user to control telephone expense by assigning a monthly fixed amount of expense per user for DLD, ILD and mobile calls. DLD traffic carried by 188 Telefónica Mundo and Globus increased by 9.3% in 4Q01 as compared to 4Q00, while outgoing ILD traffic increased by 17.4% in 4Q01 as compared to 4Q00. The above was partially offset by a decrease in the rental of the long distance network to other telecom operators.

[3] Services subject to tariff regulation which tariffs were set by the Tariff Decree as of May 5, 1999.

MOBILE COMMUNICATIONS: Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 20.3% of total operating revenues in the 4Q01, increased by 7.9% as compared to the 4Q00, to Ch$ 48,047 million (US$ 73.4 million). This increase is mainly as a result of a 27.4% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU") due to an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented a 74.7% of total average cellular subscribers in the 4Q01, as compared to 69.3% in the 4Q00. The total number of cellular subscribers increased by 28.2% year-over-year to 1,570,087 customers as of December 31, 2001, of which 74.9% are prepaid customers.

CORPORATE CUSTOMER COMMUNICATIONS: Corporate customer communications include revenues from (i) telecommunications equipment and complementary services, which refers to voice equipment (fax, PABX, etc.) and some complementary telephone services, such as 600, 700 and 800 numbers (ii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iii) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, ISP Empresas revenues and consulting services to corporate customers.

Revenues from corporate customer communications increased by 43.9% to Ch$ 20,941 million (US$ 32.0 million) in 4Q01 as compared to 4Q00. This increase was mainly due to a 108.8% increase in revenues from data services, in respect to 4Q00. Data links grew at rates of 37%, 43%, 59% and 29% for Frame Relay, ATM, dedicated Internet access and IP network customers, respectively in 4Q01 as compared to 4Q00. The contribution of corporate customer communications revenues to total operating revenues increased from 6.5% in 4Q00 to 8.9% in 4Q01.

OTHER BUSINESSES: These revenues include public telephone and information system service (Sonda) revenues, among others, and represented 19.9% of total operating revenues in 4Q01.

Public telephone revenues decreased 26.1% to Ch$ 3,615 million (US$ 5.5 million) as compared to the 4Q00, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Information system services (Sonda) revenues amounted to Ch$ 37,470 million (US$ 57.2 million) in 4Q01, a 28.2% increase as compared to 4Q00, mainly as a result of the consolidation process with its subsidiary Tecnópolis S.A. (process initiated in December 2001). Tecnopolis S.A. is a computer equipment sales company in Chile. Sonda is the Company's 60%-owned information systems subsidiary.

OPERATING COSTS AND EXPENSES: Total operating costs and expenses decreased by 21.7% to Ch$ 197,846 million (US$ 302.2 million), as compared to the 4Q00.

Salaries decreased by 11.2% to Ch$ 22,714 million (US$ 34.7 million) as compared to the 4Q00, principally due to the cost savings related to the personnel reduction process which occurred in June 2001.

Other operating costs and expenses decreased 47.1% to Ch$ 68,952 million (US$ 105.3 million) as compared to 4Q00 , mainly as a consequence of Ch$ 55,805 million (US$ 85.2

million) of extraordinary charges included in 4Q00 related to a change in the policy for uncollectable accounts and write-offs of other accounts receivable. Also, the decrease was impacted by lower costs in the mobile business due to lower handset rebates, and by the savings obtained as a consequence of the cost reduction policy implemented by the Company.

Administrative and selling expenses increased by 22.6% mainly due to higher expenses regarding Sonda's businesses and higher advertising and promotion expenses.

In 4Q01, **EBITDA** increased by 219.9% to Ch$ 100,462 million (US$ 153.4 million), as compared to Ch$ 31,406 million (US$ 48.0 million) recorded in 4Q00. EBITDA margin reached 42.5% in 4Q01 as compared to 14.0% in 4Q00. However, excluding extraordinary charges of Ch$ 55,805 million (US$ 85.2 million) related to a change in uncollectable accounts and write-offs of other accounts receivable in year 2000, EBITDA margin could have reached 39.0% in 4Q00.

Depreciation increased 1,9% to Ch$ 61,689 million (US$ 94.2 million) in 4Q01 as compared to the 4Q00, as a result of an increase in the mobile business network assets, partially offset by the Company's lower investment level in recent years.

OPERATING INCOME reached Ch$ 38,773 million (US$ 59.2 million) in the 4Q01 as compared to a loss of Ch$ 29,104 million (US$ 44.4 million) recorded in 4Q00. Operating margin amounted to 16.4% in 4Q01 as compared to a 13.0% negative operating margin registered in 4Q00. However, excluding extraordinary charges of Ch$ 55,805 million (US$ 85.2 million) related to the change in uncollectable accounts and write-offs of other accounts receivable in year 2000, operating margin could have reached 11.9% in 4Q00.

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 63.8% decrease in its non-operating losses, amounting to Ch$ 20,795 million (US$ 31.8 million) in the 4Q01, as compared to a loss of Ch$ 57,374 million (US$ 87.6 million) in the 4Q00. The lower non-operating losses in 4Q01 are primarily the result of:

(i) an increase of 51.5% in financial revenues, amounting to Ch$ 5,589 million (US$ 8.5 million) in 4Q01 due to interests generated by available funds invested in financial instruments;
(ii) an extraordinary gain of Ch$ 4,720 million (US$ 7.2 million) as a result of a tax refund of witholding taxes that were charged to dividends paid by certain subsidiaries;
(iii) lower interest expenses as a result of the 6.4% reduction in average interest-bearing debt in 4Q01 as compared to 4Q00, as well as the renegotiation of spreads from outstanding loans and the decrease in the local and international interest rates;
(iv) the lower monetary correction loss of Ch$ 3,335 million (US$ 5.1 million) recorded in 4Q01 as compared to a negative monetary correction in the amount of Ch$ 5,178 million (US$ 7.9 million) recorded in 4Q00.
(v) a positive charge of Ch$ 4,913 million (US$ 7.5 million) for the recuperation of the market price of Terra Networks' shares, as compared to a loss of Ch$ 3,979 million (US$ 6.1 million) in 4Q00.

The above was partially offset by: (i) the negative impact of Ch$ 4,608 million (US$ 7.0 million) as a consequence of the sale of the trunking and trek networks by Telefónica Móvil in 4Q01, and (ii) the negative impact of Ch$ 982 million (US$ 1.5 million) as a consecuence of the devaluation of Sonda's investments in Argentina. The Company has calculated Sonda's investment devaluation in Argentina in accordance with guidance issued by the

Superintendencia de Valores y Seguros.

INCOME TAXES: In 4Q01, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$ 3,240 million (US$ 5.0 million) composed of a Ch$ 516 million (US$ 0.8 million) current tax charge and a Ch$ 2,724 million (US$ 4.2 million) deferred tax charge.

ADDITIONAL INFORMATION

Request to Modify 1999 Tariff Decree N° 187

On October 31, 2001, the Company presented a request to the Ministries of Transport and Telecommunications and of Economy to modify certain errors in the current Tariff Decree N°187. As a consequence of the issuance of this Tariff Decree, the Companyt's regulated revenue per line decreased by over 26%, resulting in US$ 236 million of lower annual revenues annually. The errors included in theTariff Decree refer to:

- Cost of telephone directories is not considered.
- Arithmetic error in the calculation of the Fixed Charge.
- Considers a decrease in investments due to the efficient location of central switches.
- Illegal application of the depreciation methodology.
- Delinquency rate of CPP (Calling Party Pays) system.
- Average (mark-up) cost is not considered for access charges.

On January 29, 2002, the Ministries informed Telefónica CTC Chile of their decision not to rectify the Tariff Decree. The Company is currently reviewing the Ministries' decision and will take any actions at it may deem appropriate.

Improvement in the Financial Structure

As part of the Company's strategy to improve its financial structure, the following actions were taken in 4Q01:

- Conditions of loans in the amount of US$ 200 million were renegotiated.
- US$ 284.3 million in loans were prepaid.

As a result, the interest bearing debt amounted to US$ 1,949 million in December, 2001, the lowest level in 5 years and 19.2% lower as compared to the year 2000.

Also, the Company has continued implementing a conservative foreign currency hedging strategy, which has enabled it to minimize the impact of monetary correction on its financial results.

New Outsourcing Agreement with IBM

On October 26, 2001, Telefónica CTC Chile signed with IBM de Chile a five year full outsourcing agreement for the operation, support and maintenance of its information systems infrastructure. This contract has a total cost of US$ 87.3 million and the Company estimates that the new agreement will generate savings in excess of US$ 50 million over the five-year period. These savings result from lower service costs as well as reduced capital investment requirements.

Information by Business Area 4Q01

Business Area	*EBITDA (US$ mn)*	*EBITDA Margin*	*Net Result (US$mn)*
Fixed telephony	89	53.2%	(6)
Long distance	23	55.2%	21
Mobile	19	25.5%	(9)
Telefónica Empresas (incl. Data)	11	n.a.	6
Others	n.a.	n.a.	9
Consolidated	**153**	**42.5%**	**21**

Information by Business Area year 2001

Business Area	*EBITDA (US$mn)*	*EBITDA Margin*	*Net Result (US$mn)*
Fixed telephony	353	51.9%	(27)
Long distance	81	51.2%	46
Mobile	46	16.3%	(39)
Telefónica Empresas (incl. Data)	34	n.a.	17
Others	n.a.	n.a.	9
Consolidated	**589**	**43.1%**	**6**

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S NEW INVESTOR RELATIONS WEBSITE AT: WWW.TELEFONICADECHILE.CL / INVESTORS

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the second quarter of 2001. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

PHYSICAL STATISTICS

	I 2000	II 2000	III 2000	IV 2000	I 2001	II 2001	III 2001	IV 2001
Total lines in service at the end of period	2,604,595	2,627,190	2,660,778	2,700,536	2,725,587	2,743,126	2,751,956	2,723,310
Average number of lines in service (quarterly)	2,595,347	2,616,193	2,641,299	2,680,275	2,713,195	2,734,712	2,745,657	2,752,968
Number of lines installed (1)	2,979,015	2,983,704	2,979,783	2,990,941	3,006,558	3,020,345	3,014,573	3,019,416
Lines per 100 Inhabitants	17.00	17.10	17.30	17.50	17.60	17.70	17.70	17.40
Public telephones in service at end of period	13,658	13,402	14,239	19,102	22,227	26,860	30,702	33,830
Effective minutes of traffic measured by second (million)(2)	3,929	4,264	4,278	4,360	3,867	4,213	4,149	4,135
Local calls MLS (millions)	1,469	1,559	1,511	1,523	1,337	1,376	1,404	1,439
DLD voice traffic (thousands of minutes) - TCC network (3)	565,511	531,560	523,256	551,166	557,254	542,603	523,493	520,827
Outgoing ILD voice traffic (thousands of minutes) - TCC network (3)	42,238	40,464	41,048	41,451	41,186	41,592	40,125	41,454
Incoming ILD traffic (thosands of minutes) - TCC network (3)	45,571	54,146	55,251	68,327	63,623	63,449	68,860	72,765
Access charge traffic (thousands of minutes)	1,478,306	1,724,229	2,103,657	1,983,118	1,780,130	1,846,722	1,814,701	1,809,440
Number of pending applications	33,756	20,155	21,181	10,252	91,132	56,364	40,205	32,329
Number of lines connected	60,794	69,599	70,260	87,830	91,622	99,033	68,593	71,371
Number of CTC's employees (end of period)	4,621	4,622	4,637	4,639	4,594	3,260	3,025	3,223
Number of subsidiaries' employees (end of period)	4,828	4,843	4,636	4,611	4,673	4,452	4,773	4,497
Number of cellular suscribers (end of period)	1,204,577	1,224,543	1,154,090	1,224,520	1,295,483	1,416,103	1,480,795	1,570,087

(1) The series for the years 2000 and 2001 have been modified to include circuits and ISDN lines to the previously informed lines in order to indicate the real capacity of the network.

(2) According to the new Tariff Decree, since February 2000, the Company introduced a per second measurement of traffic

(3) Traffic of all carriers that use TCC's network

ANNUAL VARIATION

	I 2000	II 2000	III 2000	IV 2000	I 2001	II 2001	III 2001	IV 2001
Total lines in service at the end of period	-2.1%	-0.5%	-0.4%	4.2%	4.6%	4.4%	3.4%	0.8%
Average number of lines in service (quaterly)	-2.3%	-1.2%	-0.4%	0.6%	4.5%	4.5%	4.0%	2.7%
Numbers of lines installed	0.8%	0.8%	0.7%	0.6%	0.9%	1.2%	1.2%	1.0%
Lines per 100 Inhabitants	-3.4%	-2.3%	-1.7%	2.9%	3.5%	3.5%	2.3%	-0.6%
Public telephones in service at the end of period	1.0%	-2.7%	3.1%	39.6%	62.7%	100.4%	115.6%	77.1%
Effective minutes of traffic measured by second (million)	n.a.	n.a.	n.a.	n.a.	-1.6%	-1.2%	-3.0%	-5.2%
Local calls MLS (millions)	3.6%	1.0%	-5.9%	-7.9%	-9.0%	-11.7%	-7.1%	-5.5%
DLD voice traffic (thousands of minutes) - TCC network	-13.4%	-7.7%	-8.7%	-3.8%	-1.5%	2.1%	0.0%	-5.5%
Outgoing ILD voice traffic (thousands of minutes) - TCC network	-5.7%	-3.5%	-2.1%	-4.2%	-2.5%	2.8%	-2.2%	0.0%
Incoming ILD traffic (thosands of minutes) - TCC network	21.1%	45.5%	21.5%	69.0%	39.6%	17.2%	24.6%	6.5%
Access charge traffic (thousands of minutes)	4.1%	18.2%	28.8%	23.3%	20.4%	7.1%	-13.7%	-8.8%
Number of pending applications	-41.4%	-36.3%	-22.1%	-61.4%	170.0%	179.7%	89.8%	215.3%
Number of lines connected	-32.8%	-20.4%	-3.2%	34.1%	50.7%	42.3%	-2.4%	-18.7%
Number of CTC's employees (end of period)	-33.0%	-30.0%	-22.2%	-17.9%	-0.6%	-29.5%	-34.8%	-30.5%
Number of subsidiaries' employees (end of period)	20.2%	11.7%	6.4%	7.6%	-3.2%	-8.1%	3.0%	-2.5%
Number of cellular subscribers (end of period)	76.9%	44.7%	13.0%	6.1%	7.5%	15.6%	28.3%	28.2%

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)

(Ch$ millions as of December 31, 2001)

	JAN-DEC 2000	1Q 2000	2Q 2000	3Q 2000	4Q 2000	JAN-DEC 2001	1Q 2001	2Q 2001	3Q 2001	4Q 2001	VARIATION IVT01/IVT00	VARIATION DEC01/DEC00
OPERATING REVENUES												
FIXED TELEPHONY	**427,922**	**104,448**	**113,571**	**105,542**	**104,360**	**417,921**	**101,914**	**110,148**	**106,451**	**99,408**	**-4.7%**	**-2.3%**
Primary Service	**348,481**	**85,641**	**86,200**	**87,862**	**88,778**	**337,958**	**84,543**	**85,386**	**84,292**	**83,737**	**-5.7%**	**-3.0%**
Telephone Line Serv.Fee (Fixed Monthly Charge	164,752	41,268	40,896	41,516	41,072	159,315	41,022	39,708	39,717	38,868	-5.4%	-3.3%
Variable Charge*	169,065	41,318	41,928	42,071	43,749	162,586	39,582	41,735	40,642	40,627	-7.1%	-3.8%
Others												
Access charges*	12,317	2,499	2,690	3,699	3,429	13,221	3,296	3,370	3,213	3,343	-2.5%	7.3%
- Domestic Long Distance	8,483	1,901	1,828	2,487	2,266	8,947	2,213	2,261	2,177	2,296	1.3%	5.5%
- International Long Distance	3,834	597	862	1,212	1,163	4,274	1,083	1,109	1,036	1,046	-10.1%	11.5%
Interconnection to LD Carriers*	495	142	144	203	6	545	31	238	20	256	4208.4%	10.1%
Other services to LD Carriers*	1,852	415	542	373	522	2,291	612	335	700	644	23.4%	23.7%
Installations and connections	**14,992**	**4,195**	**3,998**	**3,443**	**3,355**	**13,133**	**4,091**	**2,178**	**4,888**	**1,976**	**-41.1%**	**-12.4%**
Public Network Connections*	2,056	449	643	451	513	2,559	499	541	646	873	70.3%	24.5%
Interior Installations	1,339	360	416	372	192	512	93	183	147	89	-53.4%	-61.8%
Other Installations*	11,597	3,386	2,939	2,621	2,651	10,062	3,499	1,454	4,095	1,014	-61.8%	-13.2%
Value Added Services	**13,890**	**3,837**	**3,131**	**5,150**	**1,772**	**14,240**	**3,156**	**3,366**	**3,758**	**3,960**	**123.5%**	**2.5%**
Equipment Marketing	**32,958**	**8,684**	**8,311**	**7,735**	**8,228**	**32,264**	**7,718**	**8,137**	**8,364**	**8,045**	**-2.2%**	**-2.1%**
Directory Advertising	**14,288**	**1,197**	**11,065**	**577**	**1,448**	**17,602**	**1,680**	**10,372**	**4,494**	**1,057**	**-27.0%**	**23.2%**
Dedicated Lines	**3,314**	**895**	**866**	**774**	**779**	**2,724**	**726**	**710**	**655**	**633**	**-18.7%**	-17.8%
LONG DISTANCE	**74,105**	**18,694**	**18,872**	**17,100**	**19,439**	**79,516**	**18,459**	**19,063**	**20,951**	**21,043**	**8.2%**	7.3%
Domestic Long Distance	29,203	6,927	7,721	6,402	8,153	34,969	7,665	9,189	9,334	8,780	7.7%	19.7%
International Service	23,205	6,630	5,614	5,474	5,486	25,849	6,434	6,034	6,488	6,893	25.6%	11.4%
Rental of LD Network	21,697	5,138	5,537	5,223	5,800	18,698	4,360	3,840	5,129	5,369	-7.4%	-13.8%
MOBILE COMMUNICATIONS	**177,813**	**48,176**	**42,680**	**42,437**	**44,521**	**178,808**	**44,502**	**43,320**	**42,939**	**48,047**	**7.9%**	**0.6%**
Outgoing Traffic	102,580	28,015	24,435	24,385	25,746	99,956	24,272	25,737	22,846	27,101	5.3%	-2.6%
Interconnection under Calling Party Pays*	75,233	20,161	18,245	18,052	18,775	78,852	20,230	17,583	20,093	20,946	11.6%	4.8%
CORPORATE CUSTOMERS COMMUNICATION	**57,971**	**14,268**	**14,654**	**14,496**	**14,553**	**70,228**	**15,307**	**16,918**	**17,062**	**20,941**	**43.9%**	21.1%
Equipment	18,398	4,808	4,703	4,237	4,650	19,009	4,337	4,993	4,717	4,962	6.7%	3.3%
Complementary Services	4,860	1,194	1,478	1,191	997	7,835	1,489	1,589	1,999	2,758	176.6%	61.2%
Data services	13,566	3,302	3,307	3,302	3,655	20,830	3,726	5,156	4,317	7,631	108.8%	53.5%
Dedicated links and others	21,147	4,964	5,166	5,766	5,251	22,554	5,755	5,180	6,029	5,590	6.5%	6.7%
OTHER BUSINESSES	**135,057**	**31,086**	**32,947**	**30,314**	**40,710**	**146,765**	**32,085**	**36,179**	**31,320**	**47,181**	**15.9%**	**8.7%**
*Public Telephones**	19,185	5,179	4,956	4,158	4,891	15,588	4,380	4,574	3,019	3,615	-26.1%	-18.7%
Information System Services (Sonda)	94,006	18,411	22,138	24,223	29,234	115,979	24,788	28,491	25,231	37,470	28.2%	23.4%
Other Operating Revenues	21,866	7,496	5,853	1,932	6,584	15,198	2,918	3,114	3,070	6,096	-7.4%	-30.5%
TOTAL OPERATING REVENUES	**872,868**	**216,672**	**222,725**	**209,888**	**223,583**	**893,238**	**212,267**	**225,628**	**218,724**	**236,619**	**5.8%**	**2.3%**

* Correspond to tariff regulated services

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP), continued

(Ch$ millions as of December 31, 2001)

	JAN-DEC 2000	1Q 2000	2Q 2000	3Q 2000	4Q 2000	JAN-DEC 2001	1Q 2001	2Q 2001	3Q 2001	4Q 2001	VARIATION IVT01/IVT00	VARIATION DEC01/DEC00
OPERATING COSTS AND EXPENSES												
Salaries	100,361	22,280	25,280	27,236	25,565	98,203	26,359	26,380	22,750	22,714	-11.2%	-2.1%
Depreciation	242,084	59,729	62,575	59,270	60,510	248,062	62,086	61,205	63,082	61,689	1.9%	2.5%
Long Distance service cost	0	0	0	0	0	0	0	0	0	0	0.0%	0.0%
Other Operating Costs	334,281	68,133	65,786	70,047	130,315	277,113	74,140	79,140	54,881	68,952	-47.1%	-17.1%
Adm. & Selling Expenses	129,244	28,546	34,075	30,326	36,297	132,504	30,537	21,424	36,051	44,492	22.6%	2.5%
TOTAL OPERATING COSTS AND EXPENSES	**805,969**	**178,688**	**187,716**	**186,880**	**252,686**	**755,882**	**193,123**	**188,149**	**176,765**	**197,846**	**-21.7%**	**-6.2%**
OPERATING INCOME	**66,899**	**37,985**	**35,009**	**23,009**	**(29,104)**	**137,356**	**19,145**	**37,479**	**41,959**	**38,773**	**-233.2%**	**105.3%**
EBITDA	308,982	97,714	97,584	82,279	31,406	385,418	81,231	98,684	105,041	100,462	219.9%	24.7%
Operating Margin	7.7%	17.5%	15.7%	11.0%	-13.0%	15.4%	9.0%	16.6%	19.2%	16.4%	29.4 pp	7.7 pp
EBITDA Margin	35.4%	45.1%	43.8%	39.2%	14.0%	43.1%	38.3%	43.7%	48.0%	42.5%	28.5 pp	7.7 pp
NON-OPERATING INCOME												
Interest Income	12,052	3,610	1,404	3,349	3,689	18,197	3,253	4,227	5,127	5,589	51.5%	51.0%
Other Non-Operating Income	59,108	1,268	10,552	45,051	2,237	20,088	541	1,533	11,843	6,172	175.9%	-66.0%
Revenues from Related Companies	(952)	(621)	(930)	750	(151)	594	(460)	(88)	1,068	74	-148.8%	-162.4%
Interest Expense	(107,911)	(27,155)	(26,488)	(28,153)	(26,115)	(91,701)	(23,546)	(22,341)	(24,811)	(21,003)	-19.6%	-15.0%
Related Companies Result in Investments	0	0	0	0	0	0	0	0	0	0	0.0%	0.0%
Amortization of Goodwill	(54,898)	(3,990)	(3,964)	(44,551)	(2,393)	(15,739)	(3,843)	(3,667)	(3,797)	(4,432)	85.3%	-71.3%
Other Non-Operating Expenses	(47,770)	(8,446)	(5,416)	(4,444)	(29,463)	(45,568)	(7,651)	(24,562)	(9,496)	(3,859)	-86.9%	-4.6%
Monetary Correction	(31,642)	18,789	(27,415)	(17,838)	(5,178)	2,069	(701)	3,714	2,392	(3,335)	-35.6%	-106.5%
NON-OPERATING INCOME	**(172,013)**	**(16,546)**	**(52,258)**	**(45,835)**	**(57,374)**	**(112,060)**	**(32,406)**	**(41,183)**	**(17,676)**	**(20,795)**	**-63.8%**	**-34.9%**
INCOME BEFORE INCOME TAX	**(105,114)**	**21,439**	**(17,249)**	**(22,827)**	**(86,478)**	**25,296**	**(13,261)**	**(3,704)**	**24,283**	**17,978**	**-120.8%**	**-124.1%**
Income Tax	(9,471)	(9,842)	(250)	(13,073)	13,694	(16,396)	(796)	(4,345)	(8,015)	(3,240)	-123.7%	73.1%
Minority Interest	(3,175)	(336)	(1,201)	(808)	(830)	(4,794)	(407)	(1,982)	(1,166)	(1,239)	49.2%	51.0%
Amortization of negative Goodwill	201	12	13	180	(3)	6	0	2	(0)	4	-214.2%	-97.0%
NET INCOME	**(117,559)**	**11,273**	**(18,686)**	**(36,528)**	**(73,618)**	**4,112**	**(14,465)**	**(10,029)**	**15,102**	**13,504**		
Observed exchange rate (end of the period)		**502.22**	**538.62**	**563.49**	**573.65**		**594.97**	**629.00**	**695.02**	**654.79**		

	1Q 2000	2Q 2000	3Q 2000	4Q 2000	1Q 2001	2Q 2001	3Q01 2001	4Q01 2001
Earnings per Common Share (Ch$)	11.8	-19.5	-38.2	-76.9	-15.1	-10.5	15.8	14.1
Earnings per ADR (US$)	0.07	-0.12	-0.23	-0.47	-0.09	-0.06	0.10	0.09
Weighted Average Number of Shares Fully Paid (millions)	957.2	957.2	957.2	957.2	957.2	957.2	957.2	957.2
Fully Diluted Weighted Average Number of Shares (millions)	957.2	957.2	957.2	957.2	957.2	957.2	957.2	957.2

CONSOLIDATED BALANCE SHEET (CHGAAP)
(Figures in thousands of Ch$ as of December 31, 2001)

ASSETS	2001 Ch$	2000 Ch$
CURRENT ASSETS		
Cash and banks	18,760,882	18,359,085
Time deposits	11,035,915	77,103,962
Marketable securities	58,464,129	47,044,100
Trade receivables	159,086,122	130,295,830
Notes receivable	5,107,057	5,083,324
Sundry debtors	31,611,107	38,228,559
Due from related companies	5,418,832	13,154,780
Inventories	31,435,185	26,419,187
Refundable taxes	44,304,106	38,636,720
Prepaid expenses	10,923,461	9,715,535
Deferred taxes	54,933,493	33,143,199
Other current assets	206,993,928	175,116,472
Total current assets	**638,074,217**	**612,300,753**
FIXED ASSETS		
Land	28,185,036	28,051,326
Construction and infrastructure works	192,160,545	192,584,487
Machinery and equipment	3,185,767,151	3,059,425,679
Other fixed assets	433,284,729	441,983,152
Technical revaluation	8,864,390	8,864,361
Less: accumulated depreciation	1,786,117,377	1,582,693,757
Fixed assets-net	**2,062,144,474**	**2,148,438,240**
OTHER ASSETS		
Investments in related companies	15,838,445	14,045,357
Investments in other companies	665,043	596,908
Goodwill	203,950,754	211,676,289
Less: Negative goodwill	0	21,914
Long-term debtors	29,785,281	32,412,368
Due from related companies	641,530	0
Other long-term assets	49,192,306	58,522,193
Total other assets	**300,073,359**	**317,231,201**
TOTAL ASSETS	**3,000,292,050**	**3,077,970,194**

LIABILITIES	2001 Ch$	2000 Ch$
CURRENT LIABILITIES		
Banks and financial institutions - short-term	20,050,595	20,800,971
Banks and financial institutions - current maturities	109,667,521	206,412,812
Debentures	37,525,390	36,441,567
Current maturities of other long-term liabilities	1,109,293	33,305,051
Dividends payable	292,665	1,447,366
Accounts payable	199,201,412	172,849,921
Notes payable	604,951	290,144
Sundry creditors	28,833,335	5,992,585
Due to related companies	17,060,801	53,873,175
Provisions	14,630,133	14,450,169
Withholdings	12,926,268	19,360,845
Unearned income	2,575,957	5,125,694
Deferred Taxes	-	-
Other current liabilities	32,544,446	3,577,364
Total current liabilities	**477,022,767**	**573,927,664**
LONG-TERM LIABILITIES		
Banks and financial institutions	533,118,445	534,094,018
Debentures	551,286,778	542,656,868
Due to related companies	25,019,370	10,998,614
Sundry creditors	32,394,349	9,043,885
Provisions	19,888,765	27,153,236
Deferred Taxes	45,745,293	19,882,646
Other long-term liabilities	12,933,015	61,509,466
Total long term liabilities	**1,220,386,015**	**1,205,338,733**
MINORITY INTEREST	**35,605,121**	**35,776,792**
EQUITY		
Paid-in capital	715,017,592	715,017,592
Share premium	111,177,044	111,177,044
Other reserves	1,536,666	925,516
Retained earnings:	439,546,845	435,806,853
Prior years	435,806,854	553,844,326
(Losses) Income for the period	4,111,658	(117,558,696)
Less: deficit from development stage enterprise	371,667	478,777
Total equity	**1,267,278,147**	**1,262,927,005**
TOTAL LIABILITIES AND EQUITY	**3,000,292,050**	**3,077,970,194**

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS PERIODS ENDED AS OF DECEMBER 31, 2001
Figures in Thousands of Constant Ch$ as of DECEMBER 31, 2001

	2001	2000
NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	**344,914,770**	**343,149,270**
Net income (Gain/Losses)	**4,111,558**	**(117,558,696)**
Result in sales of assets	**(1,087,582)**	**11,039,621**
(Gain) Loss in sale of fixed assets	521,552	8,922,466
Gain in sales of investments	1,609,134	853,650
Loss in sale of investments	-	2,970,605
Charges (credits) to income not affecting cash flows:	**320,001,689**	**438,055,632**
Depreciation	249,270,322	245,036,100
Write-off and provisions	22,696,001	90,282,037
Equity earnings from related companies	1,106,885	574,939
Equity losses from related companies	512,876	1,526,634
Amotization of goodwill	15,738,922	54,897,668
Amortization of negative goodwill	6,005	201,170
Price-level restatement (net)	(294,342)	(8,417,289)
Gain (loss) on foreign currency transactions	(1,774,962)	40,058,672
Other credits not affecting cash flows	19,502,932	21,370,113
Other charges not affecting cash flows	54,468,694	36,818,032
Decrease (increase) in current assets:	**26,609,545**	**(31,592,573)**
(Increase) Decrease in trade receivables	(63,588,204)	(15,562,148)
(Increase) Decrease in inventories	(3,016,130)	(2,512,217)
(Increase) Decrease in other current assets	93,213,879	(13,518,208)
Increase (decrease) in current liabilities:	**(9,515,218)**	**40,030,230**
Increase (decrease) in due to related companies, related with operating activities	36,783,125	23,480,054
Increase (decrease) in accrued interest payable	(1,736,483)	1,915,140
Increase (decrease) in income tax payable, net	(13,141,207)	(3,789,124)
Increase (decrease) in other accounts payable related with non operating result	(11,022,306)	13,440,879
Increase (decrease) in value-added tax, net, and other	(20,398,347)	4,983,281
Income (loss) of minority interest	**4,794,678**	**3,175,056**

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS PERIODS ENDED AS OF DECEMBER 31, 2001
Figures in Thousands of Constant Ch$ as of DECEMBER 31, 2001

	2001	2000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(240,916,989)**	**(116,785,966)**
Increase in bank borrowings	26,400,355	164,691,872
Debentures	-	4,324,838
Other sources of financing	692,123	1,802,623
Dividends paid (less)	4,380,589	2,534,882
Repayment of loans (less)	241,928,900	262,913,805
Repayment of debentures (less)	21,236,137	18,647,473
Other disbursements (less)	463,841	3,509,139
NET CASH USED IN INVESTING ACTIVITIES	**(147,503,268)**	**(143,988,346)**
Sale of fixed assets	326,268	93,126,581
Sale of investments in related companies	4,368,284	23,238,882
Sale of other investments	13,826,472	19,521,545
Other revenues from investments	153,660	418,337
Additions to fixed assets (less)	123,715,753	203,112,130
Payment of capitalized interests (less)	15,019,867	22,193,218
Investments in related companies (less)	6,829,626	13,268,497
Investments in financial instruments (less)	8,328,942	12,694,471
Other loans to related companies (less)	10,098,199	27,836,976
Other investment disbursements (less)	2,185,565	1,188,399
NET CASH FLOW FOR THE PERIOD	**(43,505,487)**	**82,374,958**
PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	**(5,341,610)**	**(3,546,918)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(48,847,097)**	**78,828,040**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**132,207,224**	**53,379,184**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**83,360,127**	**132,207,224**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Telecomunicaciones de Chile S.A.

Date: February 4, 2002

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.
Title: Chief Financial Officer